Filed Pursuant to Rule 433

Registration Statement No. 333- 293923

March 24, 2026

AMPHENOL TECHNOLOGIES HOLDING GMBH
Final Term Sheet

March 24, 2026

Issuer:	Amphenol Technologies Holding GmbH (the “Company”)
Guarantor:	Amphenol Corporation (the “Guarantor”)
Legal Entity Identifier (LEI) Code:	549300110BRSS7DV8V39
Expected Ratings (Moody’s / S&P)*:	A3 (Stable) / A- (Stable)
Trade Date:	March 24, 2026
Settlement Date**:	March 30, 2026 (T+4)
Description of the Securities:	3.625% Senior Notes due 2031 (the “Notes”)
Principal Amount:	€500,000,000
Maturity Date:	March 30, 2031
Coupon (Interest Rate):	3.625%
Price to Public:	99.838% of the principal amount
Yield to Maturity:	3.661%
Mid-Swap Yield:	2.911%
Spread to Mid-Swap Yield:	+75 bps
Benchmark Security:	OBL 2.200% due October 10, 2030
Spread to Benchmark Security:	+93.6 bps
Benchmark Security Price and Yield:	97.77; 2.725%
Interest Payment Dates:	Payable annually on March 30 of each year, commencing March 30, 2027
Redemption Provision:	Prior to the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on an annual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the comparable government bond rate, plus 15 basis points, less (b) interest accrued to the date of redemption, and
(2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the Par Call Date, the Company may redeem the Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
Par Call Date:	December 30, 2030 (three months prior to the maturity date)

Redemption for Tax Reasons:	If certain events occur involving changes in tax law, and the Company or the Guarantor become obligated to pay any Additional Amounts, the Company may redeem the Notes, at its option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with interest accrued and unpaid to, but not including, the redemption date.
Common Code / ISIN:	331622575 / XS3316225757
Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Listing:	The Company intends to apply to list the Notes on the Official List of Euronext Dublin to trade on the Global Exchange Market thereof.
Other Information
Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Europe AG Commerzbank Aktiengesellschaft HSBC Bank plc BofA Securities Europe SA Goldman Sachs & Co. LLC TD Global Finance unlimited company
Senior Co-Manager:	U.S. Bancorp Investments, Inc.
Co-Managers:	Loop Capital Markets LLC Siebert Williams Shank & Co., LLC
Stabilization:	FCA/ICMA
Target Market:	MiFID II and UK MiFIR professionals/ECPs-only/No PRIIPs or UK PRIIPs KID

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Notes will be ready for delivery in book-entry form only through a common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), on or about March 30, 2026, which is the fourth business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+4”). You should be advised that trading of the Notes may be affected by the T+4 settlement. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agree otherwise. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company and the Guarantor have filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, Citigroup Global Markets Europe AG toll-free at 1-800-831-9146, Commerzbank Aktiengesellschaft toll-free at 1-800-233-9164 and HSBC Bank plc toll-free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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